

August 14, 2008

Via Facsimile ((212) 916-2940) and U.S. Mail

Frank E. Lawatsch, Jr., Esq.
Day Pitney LLP
7 Times Square
New York, NY 10036

>   **Re:**   **Five Star Products, Inc.**
>   **Amended Schedule 13E-3**
>   **Schedule 14D-9/A**
>   **File No. 005-60527**
>   **Filed August 12, 2008**
>
>   **Amended Schedule 13E-3**
>   **Schedule TO-T/A**
>   **File No. 005-60527**
>   **Filed August 12, 2008**
>   **Filed by NPDV Acquisition Corp. and National Patent Development**
>   **Corporation**

Dear Mr. Lawatsch, Jr.:

    We have reviewed your filings and have the following comments.

Offer to Purchase

Background of the Offer, page 6

1.   We note your response to previous comment 8. Please disclose the reason the special committee did not attempt to obtain a higher offer price from the bidders.

2.   We reissue comment 12 in part. Disclose why the indication of interest was deemed "highly tentative."

Report of Burnham Securities, page 11

3.   We reissue comment 16. Disclose the financial projections provided to Burnham; to the extent necessary, you may explain the assumptions used in developing the projections and clarify the uses for the projections were prepared.

4.   We reissue comment 17 as it concerns the discounted cash flows analysis. Revise to disclose the data underlying the results described in these analyses and to show how that information resulted in the multiples/values disclosed.

Recommendation of Five Star's Special Committee and Board of Directors, page 16

5.   We reissue comment 21. We note the filing persons have not addressed net book value, liquidation value or purchase prices paid in previous purchases. If any of these factors were disregarded or not considered despite being material, please discuss the reasons why those factors were disregarded or not considered. If any of these factors indicated a higher value than the $0.40 per share to be paid to the security holders, your discussion should address that difference and include a statement as to the basis for the belief that the transaction is fair despite the difference in value. See Questions 20 and 21 in Exchange Act Release No. 17719 (April 13, 1981) for guidance in revising your disclosure.

6.   Please disclose the substance of your response to comment 24.

Closing Comments

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers & Acquisitions